BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

May 27, 2026

Dreyfus Government Cash Management Funds

- BNY Dreyfus Government Securities Cash Management

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

To Whom It May Concern:

Effective June 1, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Dreyfus Government Securities Cash Management (the "Fund"), a series of Dreyfus Government Cash Management Funds (the "Trust"), as follows:

Until June 1, 2027, BNYIA has contractually agreed to waive receipt of a portion of its management fee in the amount of .01% of the value of the Trust's average daily net assets. On or after June 1, 2027, BNYIA may terminate this waiver agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to June 1, 2027 in the event of termination of the Management Agreement between BNYIA and the Trust.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Director

Accepted and Agreed To:

DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS

By:	/s/ Deirdre Cunnane

Deirdre Cunnane

Assistant Secretary